BRAZIL MINERALS, INC.

324 South Beverly Drive, Suite 118

Beverly Hills, California 90212

September 9, 2014

BY EDGAR

Tiffany Posil, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brazil Minerals, Inc.

Amendment No. 2 to Registration Statement on Form 10

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013

Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended March 31, 2014

Filed July 30, 2014

File No. 000-55191

Dear Ms. Posil:

Reference is made to your comment letter, dated August 7, 2014, to Brazil Minerals, Inc. (the “Company” or “BMIX”), relating to the subject filings (the “Comment Letter”). Set forth below is each comment contained in the Comment Letter, followed by the Company’s response thereto:

Form 10-K for Fiscal Year Ended December 31, 2013

Competition, page 8

1.	We partially reissue comment 6 in our letter dated July 15, 2014. Please revise to briefly describe competitive business conditions and your competitive position in the diamond and gold industries and methods of competition. Also discuss in greater detail the governmental regulation relating to your mining business.

The “Competition” and “Government Regulation” subsections have been so revised.

Sales of Unregistered Securities, page 20

2.	We reissue comment 14 in our letter dated July 15, 2014. Please briefly state the facts relied upon to make the exemption from registration available. We note that simply reciting the specific exemption relied upon is insufficient to comply with Item 701(d) of Regulation S-K.

Additional facts relied upon to make the exemption from registration available have been added to the discussion.

Executive Compensation, page 28

3.	We note that you have excluded from the summary compensation table the grant date fair value of the original issuance of options, which also appear to have been granted in 2013. Please provide the basis for your exclusion. See Instruction 2 to Item 402(n)(2)(v) and

(vi) of Regulation S-K.

The fair value of the options as of the date of grant thereof has been included for 2013 in the column of the Summary Compensation Table entitled “Option Awards.”

4.	We note the additional disclosure in footnote two that you issued additional shares in lieu of salary and other compensation. Such compensation should be included in the salary column. See Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K. Please revise the summary compensation table accordingly.

The $30,254 in value of stock issued in lieu of salary in 2013 has been included for 2013 in the column of the Summary Compensation Table entitled “Salary.”

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

5.	We note the revised footnote disclosure in response to comment 20 in our letter dated July 15, 2014. Please revise the beneficial ownership table itself, rather than simply adding footnote disclosure, to include, whether by an additional column or otherwise, each beneficial owner’s percentage of the voting power of the common and preferred stock voting together as a single class. Please advise us how you calculated the total voting power represented by shares of common and preferred stock beneficially owned by Mr. Fogassa. In that regard, we note that it appears Mr. Fogassa could exercise 74.45% of the combined voting power of the common and preferred stock by virtue of his beneficial ownership of 36,567,812 shares of common stock and 1 share of preferred stock.

An additional column has been added to the Security Ownership Table to set forth each beneficial owner’s percentage of the voting power of the common and preferred stock beneficially owned by such person or group based on the following methodology. We multiplied .49 times the beneficial ownership percentage of the common stock of each person or group, and in the case of Marc Fogassa only, added 51%.

Certain Relationships and Related Transactions, page 30

6.	We reissue comment 21 in our letter dated July 15, 2014. Please provide all the information required by Item 404 of Regulation S-K for the $800,000 advance made by the company to Brazil Mining, Inc. In addition, as previously requested, please provide the disclosure for all related party transactions. We again note the loan receivables – related party of $40,650 in the financial statements.

We revised the second paragraph under Item 13. Certain Relationships and Related Transactions, and Director Independence and added a fourth paragraph to such section to provided the requested information.

Financial Statements

Note 6. Common Stock, page F-10

7.	On pages 28 and F-12, you state that on November 30, 2013 you cancelled a grant to your Chief Executive Officer of 2,000,000 options (which had a value of $741,766 as of the date of grant of the option) and instead issued to him 2,000,000 shares with a deemed value of $180,000. You also state that this resulted in a net reversal of stock-based compensation of $561,766. Please tell us your basis for using the fair value of the original award as of its grant date, rather than its fair value just prior to cancellation, measured based on the share price and other pertinent factors at that date. Please also tell us the fair value of the original award immediately before it was cancelled on November 30, 2013 and explain to us why the excess, if any, of the fair value of the new award over the fair value of the original award immediately before it was cancelled did not result in additional compensation cost being recorded, rather than the reversal of compensation you appear to have recorded instead. Please refer to ASC 718-20-35-3 and 718-20-55-97.

We restated the Company’s financial statements as of December 31, 2013 and for the year then ended to correct the accounting treatment for stock-based compensation during the year. The Company’s auditors have audited the restated financial statements and their report thereon is also included in Amendment No. 3 to the Form 10-K. The Company is also simultaneously with the filing of Amendment No. 3 to the Form 10-K filing a Current Report on Form 8-K regarding non-reliance upon the original financial statements as of December 31, 2013 and for the year then ended.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marc Fogassa

Marc Fogassa
Chief Executive Officer